AM 6-7-2005 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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05041513

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33949 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

462 Stevens Avenue, Suite 308
(No. and Street)

Solana Beach (City) CA (State) 92075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Jeffery Kinsell 858-793-5900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp.
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 San Diego CA 92108
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 14 2005
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
MAY 31 2005
WASH. D.C.
209
SECTION

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



6-10-05

# OATH OR AFFIRMATION

I, J. Jeffery Kinsell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ELIZABETH FITZPATRICK
COMM. #1376643
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires September 24, 2006


Notary Public

Signature

Executive Vice President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTAL INFORMATION

Kinsell, Newcomb & DeDios, Inc.

March 31, 2005

PKF

Kinsell, Newcomb & DeDios, Inc.
March 31, 2005

# TABLE OF CONTENTS


Page

REPORT OF INDEPENDENT AUDITORS' ON THE STATEMENT OF FINANCIAL CONDITION .......... 1

FINANCIAL STATEMENT

Statement of Financial Condition .......... 2
Notes to Financial Statement .......... 3

SUPPLEMENTAL INFORMATION

Schedule I - Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1 .......... 8
Schedule II - Reconciliation of the Computation of Aggregate Indebtedness and Net Capital with that of the Respondent as Filed in Part II of Form X-17A-5 .......... 9
Schedule III - Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 .......... 10

REPORT OF INDEPENDENT AUDITORS' ON INTERNAL ACCOUNTING CONTROL .......... 11



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'

The Board of Directors and Stockholders
Kinsell, Newcomb & DeDios, Inc.
Solana Beach, California

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & DeDios, Inc. as of March 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Kinsell, Newcomb & DeDios, Inc. as of March 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the statement of financial condition taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

PKF

San Diego, California
April 22, 2005

PKF
Certified Public Accountants
A Professional Corporation

Kinsell, Newcomb & DeDios, Inc.
STATEMENT OF FINANCIAL CONDITION
March 31, 2005

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 1,117,782 |
| Accounts receivable | 195,449 |
| Securities | 3,400 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation of $223,848 | 153,169 |
| Income tax receivable | 78,383 |
| Deposits | 31,874 |
| Advances to related parties | 70,000 |
| Prepaid expenses | 22,013 |
| Other assets | 27,645 |
| Total assets | $ 1,699,715 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable and accrued liabilities | $ 882,877 |
| Liabilities subordinated to claims of general creditors | 50,000 |
| Total liabilities | 932,877 |
| Commitments (Note 8) | |
| Stockholders' equity: | |
| Common stock, no par value; Authorized shares - 100,000 Outstanding shares - 14,800 | 370,687 |
| Retained earnings | 396,151 |
| Total stockholders' equity | 766,838 |
| Total liabilities and stockholders' equity | $ 1,699,715 |

The accompanying notes are an integral part of the financial statement.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kinsell, Newcomb & DeDios, Inc., (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the National Association of Securities Dealers, Inc.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at one financial institution located in California. The accounts at this bank are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At March 31, 2005, the Company's uninsured cash balances at this institution totaled $115,970. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

The Company maintains its clearing accounts at one financial institution located in Texas. The accounts at this institution are insured by the Securities Investors Protection Corporation (SIPC) up to $100,000. At March 31, 2005, the Company's uninsured cash balances at this institution totaled $752,743. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter. General repairs and maintenance costs are expensed as incurred.

Deposits

Included in deposits are lease, electricity and federal and state income tax deposits.

Revenue Recognition

Underwriting fee income and related expenses are recorded upon the closing of a securities offering in which the Company acts as underwriter. Gain on the sale of call rights and related expenses are recorded upon the closing of the call right transaction. Other brokerage fees are recorded at the time of closing of transactions for services performed as investment bankers on municipal offerings.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

### 401(k) Plan

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. The Company amended this Plan, effective January 1, 2002 so that an employee may contribute up to the lessor of $40,000 or 100% of their pay, subject to any limitations imposed. The Company matches 100% of the employees' contributions up to 5% which are vested immediately. The Company also has a profit sharing component, whereby at managements discretion, a profit sharing contribution will be allocated among eligible participants where the amounts vest 20% per year, with an individual being fully vested after five years. In order to participate in the profit sharing distribution, an employee must complete one year of service and be actively employed on the last day of the Plan year. For the year ended March 31, 2005, employees contributed $142,709 and the Company's matching and profit sharing contribution was $254,367.

### Phantom Stock Plan

On June 6, 2002, the Company adopted an Equity Participation Plan (the "Equity Plan") whereby the Company would provide deferred compensation and other incentives to certain employees. Under the Equity Plan employees may be granted up to 15% of the issued and outstanding shares of common stock of the Company through Incentive Compensation Units ("Units"). These granted Units vest 20% per year, with an individual being fully vested after five years and within the terms of the Equity Plan. Terminating employees are eligible for deferred compensation amounting to a percentage of the stockholders' equity at the time the units were granted. During the year ended March 31, 2005, no grants were made.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

### Nature of Business

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future revenues.

## NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is required under the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15-to-1. The basic concept of the rule is liquidity; its objective being to require a broker or dealer to have at all times sufficient liquid assets to cover its current indebtedness. At March 31, 2005, the Company had net capital, as defined, of $433,450, which is $333,450 more than the required minimum capital, and a ratio of aggregate indebtedness to net capital of 2.03-to-1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

## NOTE 3 - ADVANCES TO RELATED PARTIES

Advances to related parties include advances to an officer of the Company. These advances are payable on demand, unsecured, and generally non-interest-bearing. As of March 31, 2005, receivables from this officer amounted to $30,000.

During the year ended March 31, 2003, the Company advanced $100,000 to a related party through a note. This note bears interest at 6%, and is payable in $20,000 annual payments plus accrued interest. During each of the years ended March 31, 2005, 2004 and 2003, the Company forgave $20,000 plus accrued interest. At March 31, 2005, the outstanding balance of this note amounted to $40,000.

## NOTE 4 - LINE OF CREDIT

On March 19, 2004, the Company entered into an agreement for a revolving line of credit with a bank providing for borrowings on an unsecured basis up to a maximum of $500,000. Interest is due monthly at prime (5.25% at March 31, 2005). At March 31, 2005, the Company had yet to draw on this line of credit. This line of credit is guaranteed by an officer of the Company.

## NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2005, were as follows:

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | 879,227 |
| Other payables | | 3,650 |
| | $ | 882,877 |

## NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at March 31, 2005 are as follows:

| | |
|---|---|
| Note payable to Laverne Punke, related party | |
| Maturity date - April 30, 2006 | $ 50,000 |

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers. The subordinated liability is added to stockholders' equity and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE 7 - INCOME TAXES

The Company accounts for its income taxes under SFAS 109 which uses an asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The principal temporary differences in the recognition of income and expense for tax and financial reporting purposes arise from the use of accelerated cost recovery for tax purposes.

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Other | $ 41,900 |
| Deferred tax liabilities: | |
| Depreciation | (11,400) |
| Net deferred tax assets | 30,500 |
| Valuation allowance deferred tax assets | (30,500) |
| | $ - |

**NOTE 7 - INCOME TAXES (Continued)**

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. A valuation allowance is recorded when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $38,600 from March 31, 2004. At March 31, 2005, the Company had federal and California tax net operating loss of $0 and $26,000, respectively. The current year federal net operating loss was carried back to a prior year which results in an income tax refund receivable.

**NOTE 8 - COMMITMENTS**

The Company leases its current office space under an operating lease that expires February 28, 2007.

At March 31, 2005, the annual future minimum lease payments under operating leases are as follows:

| Year Ended March 31: | | |
|---|---|---|
| 2006 | $ | 155,563 |
| 2007 | | 143,759 |
| Total minimum lease payments | $ | 299,322 |

# SUPPLEMENTAL INFORMATION

KINSELL, NEWCOMB & DE DIOS, INC.
Schedule I
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
March 31, 2005

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total stockholders' equity | $ | 766,838 |
| Subordinated liabilities | | 50,000 |
| | | 816,838 |
| Deductions: | | |
| Advances to related parties | | 70,000 |
| Furniture, equipment and leasehold improvements, net | | 153,169 |
| Income tax receivable | | 78,383 |
| Prepaids | | 22,013 |
| Deposits | | 31,874 |
| Other | | 27,745 |
| Total deductions | | 383,184 |
| Net capital before haircuts on securities positions | | 433,654 |
| Haircuts on securities | | 204 |
| Net capital | | 433,450 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater) | | 100,000 |
| EXCESS NET CAPITAL | $ | 333,450 |
| AGGREGATE INDEBTEDNESS | | |
| Total liabilities excluding subordinated loans and liabilities secured by assets | $ | 879,478 |
| Total aggregate indebtedness | $ | 879,478 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 2.03 to 1 |

KINSELL, NEWCOMB & DE DIOS, INC.
Schedule II
Reconciliation of the Computation of Aggregate Indebtedness
and Net Capital with that of the Respondent as
Filed in Part II of Form X-17A-5
March 31, 2005

| | | |
|---|---|---|
| AGGREGATE INDEBTEDNESS | | |
| Aggregate indebtedness as reported by Respondent in Part II of Form X-17A-5 as of March 31, 2005 (Unaudited) | $ | 879,478 |
| Adjustments | | - |
| Total as computed on Schedule I | $ | 879,478 |
| NET CAPITAL | | |
| Net capital as reported by Respondent in Part II of Form X-17A-5 as of March 31, 2005 (Unaudited) | $ | 433,450 |
| Audit adjustments | | - |
| Total as computed on Schedule I | $ | 433,450 |

KINSELL, NEWCOMB & DE DIOS, INC.
Schedule III
Computation for Determination of Reserve
Requirements and Information Relating to
Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
March 31, 2005

The Company does not effect transactions for customers, as defined in Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.



Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

Report of Independent Auditors'
on Internal Accounting Control
Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Kinsell, Newcomb & DeDios, Inc.
Solana Beach, California

In planning and performing our audit of the statement of financial condition of Kinsell, Newcomb & DeDios, Inc. (the "Company") as of March 31, 2005, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended March 31, 2005) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and (ii) in complying with the conditions of exemption from Rule 15c3-3. We did not review the practices and procedures followed by the Company, (i) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the internal controls to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of March 31, 2005, and this report does not affect our report thereon dated April 22, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives.

At March 31, 2005, the Company was in compliance with the conditions of its exemption from SEC Rule 15c3-3 and no facts came to our attention during the audit indicating that such conditions had not been complied with during the year ended March 31, 2005.



San Diego, California
April 22, 2005

PKF
Certified Public Accountants
A Professional Corporation